Michael M. Stewart Direct Tel: (405) 235-7747 Direct Fax: (405) 272-5238	michael.stewart@crowedunlevy.com
October 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C.  20549-3628
Attn:   Mr. H. Christopher Owings

Re:	Harold’s Stores, Inc.; Commission File No. 001-10892; Revised Schedule 14A; and Commission File No. 005-40218; Amendment No. 2 to Schedule 13E-3 filed on September 7, 2007

Dear Mr. Owings:

This letter provides responses to your letter dated October 5, 2007 relating to your review of the Schedule 14A and Amendment No. 2 to Schedule 13E-3 of Harold’s Stores, Inc. (the “Company”) filed with the SEC on September 7, 2007.  Accompanying this letter is Amendment No. 3 to Schedule 13E-3 (“Amendment No. 3”), an amended Preliminary Proxy Statement (the “Proxy Statement”) and marked pages indicating revisions made to the amended Preliminary Proxy Statement.

We believe these revisions should satisfy all remaining comments.  The Company would like to be in a position to mail the definitive proxy during the week of October 15th and would appreciate confirmation that the staff has no further comments by October 17, 2007.

Schedule 13E-3

General

1.
We note your acknowledgement in your letter dated September 6, 2007 that the financial information in the Proxy Statement will be subsequently updated following the submission of the Company's Form 10-Q for the quarter ended August 4, 2007.  Now that this information has been filed, please update your disclosure and confirm that you will mail this information to security holders, as you state on page 50 of the proxy statement.

Response:  As requested, the financial information in the Proxy Statement has been updated, and as provided on page 47, the Company's second quarter Form 10-Q will be mailed to shareholders in lieu of the first quarter Form 10-Q.

TULSA 500 KENNEDY BUILDING 321 SOUTH BOSTON AVENUE TULSA, OK 74103-3313 TEL: 918.592.9800 • FAX: 918.592.9801	OKLAHOMA CITY 20 NORTH BROADWAY, SUITE 1800 OKLAHOMA CITY, OK 73102-8273 TEL: 405.235.7700 • FAX: 405.239.6651	NORMAN THE HIPOINT OFFICE BUILDING 2500 SOUTH MCGEE, SUITE 140 NORMAN, OK 73072-6705 TEL: 405.321.7317 • FAX: 405.360.4002

 www.crowedunlevy.com

Securities and Exchange Commission
October 11, 2007

2.	We note a Form 8-K was filed on October 2, 2007 indicating that you have modified the terms of the Subordinated Loan Agreement with RonHow, LLC. Please update your disclosure as applicable.

Response:  Page 42 of the Proxy Statement provides the requested disclosure relating to the revised terms of the Subordinated Loan Agreement with RonHow, LLC.

Proxy Statement

Special Factors, page 10

Fairness Determination by the Company and the Filing Persons, page 20

3.
We note your response to prior comments 14 and 18 of our letter dated August 24, 2007.  We continue to believe that your disclosure is not clear to what extent the Board conducted its own analysis or adopted the analysis of the Special Committee as to the fairness of the transaction.  While it appears clear that the Board adopted the analysis of the Special Committee generally speaking on page 22, it appears that the Board conducted its own analysis as to the procedural fairness of the transaction as indicated on pages 23-24 and as to substantive fairness of the transaction as indicated on pages 24-26.  Because some, but not all, of the factors discussed generally on pages 20-22 would seem to be duplicative of those factors discussed as to the substantive fairness of the transaction on pages 24-25, your disclosure is confusing as to which factors were considered by the Special Committee, the Board or both.  As examples, cost savings and the Reverse Stock Split ratio are mentioned as factors on pages 21 and 24, however it would appear that the former factors were considered solely by the Special Committee and adopted by the Board whereas in the latter discussion the factors appear to have been considered by the Special Committee and the Board.  Please clarify.

Further, if the Board has adopted the analysis of the Special Committee, then it seems inappropriate for the Filing Persons to adopt the analysis of the Board, as they do on Page 22, as to the fairness of the transaction generally speaking, considering the Board has adopted the analysis of the Special Committee here.  Please ensure that this discussion is consistent with any revisions you make in response to the above paragraph.

Response:  Pages 20-26 of the Proxy Statement have been revised as necessary to more clearly indicate that Board did not conduct its own independent analysis of the fairness of the transaction but instead, after considering the analysis and recommendation of the Special Committee, adopted the analysis of the Special Committee.  Additionally, the Proxy Statement has been revised to state that the Filing Persons adopted the analysis and conclusions of the Special Committee and not the Board.

In connection with responding to the SEC’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

Securities and Exchange Commission
October 11, 2007

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (405) 235-7747 if you have any questions or need additional information.

Very truly yours, /s/ Michael M. Stewart Michael M. Stewart For the Firm